EXHIBIT 14.1

PDL BioPharma, Inc.

Code of Business Conduct

1.	Policy Statement

Nasdaq Marketplace Rules require that PDL BioPharma, Inc. (the “Company”) adopt a code of conduct for all of its directors, officers and employees. In addition, the Company is committed to being a good corporate citizen. The Company’s policy is to conduct its business affairs honestly and ethically. That goal cannot be achieved unless you individually accept your responsibility to promote integrity and demonstrate the highest level of ethical conduct in all of your activities. The Company understands that not every situation is black and white, but you should avoid activities that may call into question the Company’s reputation or integrity. The key to compliance is exercising good judgment. This means following the spirit of this Code of Business Conduct (this “Code”) and applicable law, doing the “right” thing and acting ethically even when the law is not specific. When you are faced with a business situation where you must determine the right thing to do, you should ask yourself the following questions:

•	Am I following the spirit, as well as the letter, of any law or Company policy?

•	Would I want my actions reported in the media?

•	What would my family, friends or neighbors think of my actions?

•	Will there be any direct or indirect negative consequences for the Company?

Managers set an example for other employees and are often responsible for directing the actions of others. Every manager and supervisor is expected to take all actions necessary to ensure compliance with this Code, provide guidance and assist other employees in resolving questions concerning this Code and permit employees to express any concerns regarding compliance with this Code. No one has the authority to order another employee to act contrary to this Code.

2.	Compliance with Laws and Regulations

Numerous federal, state and local laws, rules and regulations define and establish obligations with which the Company, its employees and agents must comply. You must comply with all applicable laws, rules and regulations in performing your duties for the Company and seek to comply with the spirit of these laws, rules and regulations. If local country law establishes requirements that differ from this Code, you must comply with the local country laws in conducting the Company’s business. If you violate any laws or regulations in performing your duties for the Company, you not only risk individual indictment, criminal prosecution and penalties, and/or civil actions and penalties, you also subject the Company to the same or similar risks and penalties.

As explained below, you should always consult the Compliance Officer with any questions about the legality of your or your colleagues’ conduct.

3.	Full, Fair, Accurate, Timely and Understandable Disclosure

It is of paramount importance to the Company that all disclosure in public communications made by the Company and in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) is full, fair, accurate, timely and understandable. You must take all steps available to assist the Company in these responsibilities consistent with your role within the Company. In particular, you are required to provide prompt and accurate answers to all inquiries made to you in connection with the Company’s preparation of its public reports and disclosures.

The Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) are responsible for designing, establishing, maintaining, reviewing and evaluating on a quarterly basis the effectiveness of the Company’s disclosure controls and procedures as defined by applicable SEC rules. The Company’s CEO, CFO, controller and any other Company officers designated from time to time by the Audit Committee of the Board of Directors shall be deemed the Senior Officers of the Company. Senior Officers shall take all steps necessary or advisable to ensure that all disclosure in reports and documents filed with or submitted to the SEC, and all disclosure in other public communication made by the Company is full, fair, accurate, timely and understandable.

Senior Officers are also responsible for establishing and maintaining adequate internal control over financial reporting at the Company in order to provide reasonable assurance that financial reporting is reliable and that publicly disclosed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In particular, Senior Officers will take all necessary steps to ensure compliance with established accounting procedures, the Company’s system of internal controls and GAAP. Specifically, Senior Officers will ensure that the Company makes and keeps books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. Senior Officers will also ensure that the Company devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

•	access to assets is permitted, and receipts and expenditures are made, only in accordance with management’s general or specific authorization;

•	transactions are executed only in accordance with management’s general or specific authorization;

•	transactions are recorded so as to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to those statements, and to maintain accountability for assets;

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the recorded accountability for assets will be compared with the existing assets at reasonable intervals and appropriate action may be taken with respect to any differences, all to permit prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

Any attempt to enter inaccurate or fraudulent information into the Company’s accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

4.	Board Interaction with Investors, Analysts, Press and Customers

The Board of Directors believes that management generally should speak for the Company. Each director should refer all inquiries from investors, analysts, the press or customers to the Company’s CEO or his or her designee. In addition, each director should refrain from contacting or communicating with such persons about any matter concerning the Company unless authorized to do so by the Board of Directors or the CEO.

5.	Special Ethics Obligations for Employees with Financial Reporting Responsibilities

Each Senior Officer bears a special responsibility for promoting integrity throughout the Company. Specifically, each Senior Officer has a responsibility to foster a culture throughout the Company that ensures the fair and timely reporting of the Company’s results of operation and financial condition and other financial information.

Because of this special role, the Senior Officers are bound by the following Senior Officer code of ethics, and by accepting this Code each agrees that he or she will:

•	perform his or her duties in an honest and ethical manner;

•	handle all actual or apparent conflicts of interest between his or her personal and professional relationships in an ethical manner;

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take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

•	comply with all applicable laws, rules and regulations of federal, state and local governments; and

•	proactively promote and be an example of ethical behavior in the work environment.

6.	Insider Trading

You should never trade, or enable anyone else to trade, securities on the basis of non-public information acquired through your employment or fiduciary relationship with the Company.

You are prohibited under both federal law and Company policy from purchasing or selling Company stock, directly or indirectly, on the basis of material non-public information concerning the Company. Any person possessing material non-public information about the Company must not engage in transactions involving Company securities until this information has been released to the public. Generally, “material” non-public information is information that could reasonably be expected to affect the investment decisions of a reasonable investor or the market price of the stock. You must also refrain from trading in the stock of other publicly held companies, such as existing or potential licensees, on the basis of material non-public information obtained in the course of your employment or service as a director. It is also illegal to recommend a stock to (i.e., “tip”) someone else on the basis of such information. If you have a question concerning appropriateness or legality of a particular securities transaction, consult with the Company’s General Counsel. Officers, directors and certain other employees of the Company are subject to additional responsibilities under the Company’s insider trading compliance policy, a copy of which has been provided to each such officer, director and employee, and which can be obtained from the Company’s General Counsel.

7.	Conflicts of Interest and Corporate Opportunities

You shall perform your duties to the Company in an honest and ethical manner. You owe a duty to the Company not to compromise the Company’s legitimate interests and to advance these interests when the opportunity to do so arises in the course of your employment.

You should avoid situations in which your personal, family or financial interests conflict or even appear to conflict with those of the Company. You may not engage in activities that compete with the Company or compromise its interests. You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit the Company. The following are examples of actual or potential conflicts:

•	you, or a member of your family, receive improper personal benefits as a result of your position in the Company;

•	you, or a member of your family, use Company’s property for your personal benefit;

•	you engage in activities that interfere with your loyalty to the Company or your ability to perform Company duties or responsibilities effectively;

•	you, or a member of your family, work simultaneously (whether as an employee or a consultant) for a licensee or supplier;

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you, or a member of your family, have a financial interest in a licensee, which is significant enough to cause divided loyalty with the Company or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business;

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you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know the Company has, or might have, a legitimate interest;

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you, or a member of your family, receive a loan or a guarantee of a loan from a licensee (other than a loan from a financial institution made in the ordinary course of business and on an arm’s-length basis);

•	you divulge or use the Company’s confidential information – such as financial data, or research or development plans – for your own personal or business purposes;

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you make gifts or payments, or provide special favors, to licensees or suppliers (or their immediate family members) with a value significant enough to cause the licensee or supplier to make a purchase or to take or forego any other action, which is beneficial to the Company and which the licensee oir supplier would not otherwise have taken; or

•	you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor or vendor to the Company.

Neither you, nor members of your immediate family, are permitted to solicit or accept valuable gifts, payments, special favors or other consideration from licensees or suppliers. You may give gifts only in compliance with the Foreign Corrupt Practices Act and any exchange of gifts must be conducted so that there is no appearance of impropriety.

Conflicts are not always clear-cut, and the disinterested members of the Board of Directors will determine the appropriate response to any potential conflict. If you become aware of any of the circumstances described above or any other potential conflict, or have a question as to a potential conflict, you should consult with the Company’s Compliance Officer and/or follow the procedures described in Sections 11 and 12 of this Code. If you become involved in a situation that gives rise to an actual conflict, you must inform the Company’s Compliance Officer of the conflict as soon as reasonably practicable.

8.	Confidentiality

All confidential information concerning the Company is the property of the Company and you must protect it.

Confidential information includes all non-public information that might be harmful to the Company or licensees or suppliers, if disclosed. You must maintain the confidentiality of this information, except when disclosure is authorized by the Company, required by law or otherwise permitted pursuant to the terms of a proprietary information agreement between you and the Company.

Examples of confidential information include, but are not limited to: the Company’s trade secrets; business trends and projections; information about financial performance; pending or threatened litigation; gene or protein sequences; antibodies; antigens; information about potential divestitures and investments; public or private securities offerings; significant personnel changes; and existing or potential major contracts, licensees or finance sources or the loss thereof.

Your obligation with respect to confidential information extends beyond the workplace and applies to communications with your family members. In addition, your obligation continues to apply even after your employment or director relationship with the Company terminates.

9.	Fair Dealing

Our goal is to conduct our business with integrity.

You should endeavor to deal honestly with the Company’s licensees, suppliers and employees. Under federal and state laws, the Company is prohibited from engaging in unfair methods of competition, and unfair or deceptive acts and practices. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing.

Examples of prohibited conduct include, but are not limited to:

•	bribery or payoffs to induce business or breaches of contracts by others;

•	acquiring a competitor’s trade secrets through bribery or theft;

•	making false, deceptive or disparaging claims or comparisons about competitors or their products or services; or

•	mislabeling products or services.

10.	Protection and Proper Use of Company Assets

You should endeavor to protect the Company’s assets and ensure their proper use.

Company assets, both tangible and intangible, are to be used only for legitimate business purposes of the Company and only by authorized employees or consultants. Intangible assets include intellectual property such as trade secrets, patents, trademarks and copyrights, business plans, Company records, salary information and unpublished financial data and reports. Unauthorized alteration, destruction, use, disclosure or distribution of Company assets violates Company policy and this Code. Theft or waste of, or carelessness in using, these assets would have an adverse impact on the Company’s operations and profitability and will not be tolerated.

The Company provides computers, voice mail, electronic mail (e-mail), and Internet access to certain employees for the purpose of achieving the Company’s business objectives. As a result, the Company has the right to access, reprint, publish, or retain any information created, sent or contained in any of the Company’s computers or e-mail systems of any Company machine. You may not use e-mail, the Internet or voice mail for any illegal purpose or in any manner that is contrary to the Company’s policies or the standards embodied in this Code.

Personal use of Company time, equipment or other resources must be reasonable and not interfere with business operations or job responsibilities. You should use good judgment and obtain approval from your supervisor in uncertain circumstances.

You should not make copies of, or resell or transfer copyrighted materials, including software, manuals, articles, books and databases, that were created by another entity and licensed to the Company, unless you are authorized to do so under the applicable license agreement. In no event should you load or use any software, third party content or database on any Company computer without receiving the prior written permission of the General Counsel. You must refrain from transferring any data or information to any Company computer other than for Company use. You may use a handheld computing device or mobile phone in connection with your work for the Company, but must not use such device or phone to access, load or transfer content, software or data in violation of any applicable law or regulation or without the permission of the owner of such content, software or data. If you should have any question as to what is permitted, please consult with the Company’s General Counsel.

11.	Reporting Violations of Company Policies and Receipt of Complaints Regarding Financial Reporting or Accounting Issues

You should report any violation or suspected violation of this Code to the appropriate Company personnel or via the Company’s confidential reporting procedures, which allow for anonymous reporting.

In order to assist the Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code, you must promptly report any material transaction, relationship, act, failure to act, occurrence or practice that you believe, in good faith, is inconsistent with or in violation of this Code or reasonably could be expected to give rise to a violation of this Code. In particular, you should promptly report any suspected violations of the Company’s financial reporting obligations or any complaints or concerns about questionable accounting or auditing practices.

Here are some approaches to handling your reporting obligations:

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If you believe a violation of this Code, or a violation of applicable laws and/or governmental regulations has occurred or you have observed or become aware of conduct which appears to be contrary to this Code, promptly report the situation to the Compliance Officer.

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If you have a complaint or concern or receive notice of a complaint or concern regarding the Company’s financial disclosure, accounting practices, internal accounting controls, auditing, or questionable accounting or auditing matters, you must promptly advise the Compliance Officer.

•	If you wish to report any complaints or concerns anonymously or confidentially, then you may do so as follows:

•	Mail a description of the suspected violation or other complaint or concern to the Company’s Compliance Officer at the Company’s headquarters address, available at www.pdl.com

•	Call the Company’s Compliance Officer

You should provide as much detail regarding the concern or complaint as possible, the date of occurrence and individuals involved, in order to allow the Compliance Officer to properly consider and investigate your concern or complaint.

Persons outside the Company may also report complaints or concerns to the Compliance Officer by mail or using the Compliance Hotline.

Allegations of violations of this Code should be made only in good faith and not with the intent to embarrass or to put someone in a false light. If you become aware of a suspected or potential violation, don’t try to investigate or resolve it on your own. Prompt disclosure under this Code is vital to ensuring a timely and thorough investigation and resolution. You are expected to cooperate in internal or external investigations of alleged violations of this Code.

The Company will undertake an investigation in response to every good faith report of conduct potentially in violation of this Code and, if improper conduct is found, the Company will take appropriate disciplinary and remedial action. The Company will attempt to keep its discussions with any person reporting a violation confidential to the extent reasonably possible without compromising the effectiveness of the investigation.

Employees and contract workers are protected by law from retaliation for reporting possible violations of this Code or for participating in procedures connected with an investigation, proceeding or hearing conducted by the Company or a government agency with respect to such complaints or concerns. The Company will take disciplinary action up to and including the immediate termination of any employee or contract worker who retaliates against another employee or contract worker for reporting any of these alleged activities or for cooperating in any investigation.

12.	Compliance Procedures

The Company has established this Code as part of its overall policies and procedures. To the extent that other Company policies and procedures conflict with this Code, you should follow this Code. This Code applies to all Company directors and Company employees, including all officers, in all locations. If you violate this Code in performing your duties for the Company, you may be subject to disciplinary action, including possible termination of your employment or affiliation with the Company.

This Code is based on the Company’s core values, good business practices and applicable law. The existence of this Code, however, does not ensure that directors, officers and employees will comply with it or act in a legal and ethical manner. To achieve optimal legal and ethical behavior, the individuals subject to this Code must know and understand this Code as it applies to them and as it applies to others. You must champion this Code and assist others in knowing and understanding it.

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Compliance. You are expected to become familiar with and understand the requirements of this Code. Most importantly, you must comply with it. By accepting a position as a director, officer or employee of the Company, you are agreeing to abide by the Code. You will be required to certify annually that during the preceeding year, you have complied with, and have reported any violations of, the Code.

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CEO Responsibility. The Company’s CEO is responsible for ensuring that this Code is established and effectively communicated to all employees, officers and directors. Although the day-to-day compliance issues are the responsibility of the Company’s managers, the CEO is ultimately accountable for the overall implementation of the Code and successful compliance with this Code.

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Corporate Compliance Management. The Board of Directors shall select an employee to act as the Compliance Officer. The Compliance Officer’s charter is to ensure communication, training, monitoring, and overall compliance with this Code. The Compliance Officer will, with the assistance and cooperation of the Company’s officers, directors and managers, foster an atmosphere where employees are comfortable in communicating and/or reporting concerns and possible Code violations.

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Internal Reporting of Violations. The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that all employees, officers and directors of the Company report suspected violations in accordance with Section 11 of this Code.

•	Internal Investigation.

•	When an alleged violation of this Code is reported, the Company shall take appropriate action in accordance with the law and regulations and otherwise consistent with good business practice.

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If the suspected violation appears to involve either a possible violation of law or an issue of significant corporate interest, or if the report involves a complaint or concern of any person, whether an employee, a stockholder or an other interested person regarding the Company’s financial disclosure, internal accounting controls, questionable auditing or accounting matters or practices or other issues relating to the Company’s accounting or auditing, then the manager or investigator should promptly notify the Compliance Officer.

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If the suspected violation involves any director or executive officer or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls, any person who received the report should promptly report the alleged violation to the Compliance Officer, if appropriate, the Chief Executive Officer and/or Chief Financial Officer, and, in every such case, the Chairperson of the Audit Committee. The Compliance Officer or the Chairperson of the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of action.

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A person who is suspected of a violation shall be apprised of the alleged violation at a point in the process consistent with the need not to compromise the investigation and shall have an opportunity to provide a response to the investigator.